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SEC FILE NUMBER
8-70641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DriveLoyalty, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28 Liberty Street, 50th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Sullivan	(732)-977-9280	msullivan@drivewealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

757 Third Ave, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donato J. Cuttone, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DriveLoyalty, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGELITA ROMAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RO6089431
Qualified in Queens County
Commission Expires March 24, 2027

Signature:

Title:
Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DRIVELOYALTY, LLC

Annual Financial Statements and Supplementary Schedules
And
Report of Independent Registered Public Accounting Firm

For the Fiscal Year Ended December 31, 2023

(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)

CONFIDENTIAL TREATMENT REQUESTED

DRIVELOYALTY, LLC
ANNUAL FINANCIAL STATEMENTS
INDEX
FOR THE YEAR ENDED DECEMBER 31, 2023

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
DriveLoyalty, LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of DriveLoyalty, LLC (a New Jersey Limited Liability Company) (the "Company") as of December 31, 2023, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information
The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2023.

New York, New York
March 28, 2024

DRIVELOYALTY, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

Assets		
Cash	$	366,719
Prepaid expenses and other		23,022
Total assets	$	389,741
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses, and other		15,142
Payables to affiliates		45,984
Total liabilities	$	61,126
Member's Equity		328,615
Total liabilities and member's equity	$	389,741

See Accompanying Notes to the Financial Statements

DRIVELOYALTY, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues		
Interest	$	7,698
Total revenue		7,698
Expenses		
Employee compensation and benefits		254,180
Professional fees		174,383
Regulatory fees		24,036
Other		309
Total expenses		452,908
Net Loss	$	(445,210)

See Accompanying Notes to the Financial Statements

DRIVELOYALTY, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

Balance, December 31, 2022	$	464,550
Contributions		309,275
Net loss		(445,210)
Balance, December 31, 2023	$	328,615

See Accompanying Notes to the Financial Statements

DRIVELOYALTY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash Flows from Operating Activities		
Net loss	$	(445,210)
Adjustments to reconcile Net loss to Net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and other		(19,711)
Accounts payable, accrued expenses and other		9,642
Payables to affiliates		(12.352)
Net cash used in operating activities		(467,631)
Cash Flows from Financing Activities		
Contributions		300,000
Net cash provided by financing activities		300,000
Net decrease in cash		(167,631)
Cash, beginning of fiscal year		534,350
Cash, end of fiscal year	$	366,719
Noncash disclosure:		
Expenses paid by Parent recorded as Contribution	$	9,275

See Accompanying Notes to the Financial Statements

1. ORGANIZATION AND BUSINESS

DriveLoyalty, LLC (the "Company") is a Limited Liability Company formed on December 18, 2017 in the State of New Jersey. The sole member of the Company is DriveWealth Holdings, Inc (the "Parent"). Effective April 7, 2022, the Company commenced operations when it became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA"). As of December 31, 2023, the Company has not commenced revenue generating operations. The Parent has sufficient liquidity, and the ability and intent to contribute sufficient capital to support the continuance of operations.

The Company's primary business line will be self-directed retail brokerage of equity securities to its customers. It will operate pursuant to the (k)(2)(ii) exemption of 15c3-3, introducing all business on a fully disclosed basis, to its clearing firm DriveWealth, LLC. The primary revenue driver, upon commencement of business, will be commissions and fees charged to the retail accounts introduced by non-U.S. registered broker dealers.

As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits with banks that are not segregated and deposited for regulatory purposes. The Company maintains cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts. The Company held $116,719 of cash in excess of federally insured limits.

Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The income or loss of the Company is reported on the Parent's tax returns. Therefore, no provision or liability for income taxes is included in these financial statements. No formal tax sharing agreement exists between the Company and the Parent and the Company has no obligation to fund any liability of the Parent with its earnings. Therefore, no provision or liability for income taxes has been included in the financial statements.

3. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii)), which requires the maintenance of uniform minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $308,034 which was $303,034 in excess of its required minimum net capital of $5,000.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions will be cleared through other broker-dealers on a fully-disclosed basis.

From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations and the SEC. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company, the ultimate resolution of such actions against the Company as of the date of issuance of these financial statements will have no material adverse effect on the Company's financial condition.

4. RELATED PARTY TRANSACTIONS

The Company had entered into an expense sharing agreement (the "Agreement") with the Parent effective September 28, 2022. Under the Agreement, the Parent incurs certain expenses (such as office facilities, supplies, travel and entertainment, and other general overhead costs) on behalf of its wholly-owned subsidiaries. Such costs are charged back to its subsidiaries either on a specific identification basis or otherwise equally or on a proportional basis where specific identification is not feasible. Once revenue generating operations commence in 2024, expenses subject to the expense sharing agreement will be reassessed by the Parent.

For 2023, the Company incurred $48,333 of such overhead under this agreement. These amounts are included in Professional fees and Other in the Statement of Operations. As of December 31, 2023, there is no net payable under this arrangement.

Included in the Statement of Operations are expenses totaling $1,747 for Employee compensation and benefits paid by an affiliate, DriveWealth, LLC. The Payables to affiliates as of December 31, 2023 also includes certain employee benefits reimbursable to the Parent for funding employee benefits on behalf of the company. As of December 31, 2023, the payable for these expenses is $45,984 and is included in the Payables to affiliates on the Statement of Financial Condition.

5. SUBSEQUENT EVENTS

In accordance with U.S. GAAP, events subsequent to the balance sheet date have been evaluated for disclosure in the accompanying financial statements through March 28, 2024, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

DRIVELOYALTY, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

Member's Equity	$	328,615
Less: Non-allowable Assets		
Prepaid expenses		20,581
Total non-allowable assets		20,581
Net Capital		308,034
Aggregate Indebtedness		
Accounts payable, accrued expenses, and other		15,142
Payables to affiliates		45,984
Total aggregate indebtedness		61,126
Computation of Basic Net Capital Requirement		
Statutory minimum net capital required	$	5,000
Excess net capital	$	303,034
Net capital less the greater of 10 percent of total aggregate indebtedness or 120 percent of minimum net capital required	$	301,922
Percentage of aggregate indebtedness to net capital		19.84%

There are no material differences between the preceding information and the information presented on the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2023.

DRIVELOYALTY LLC

SCHEDULE II-Computation for Determination of Customer Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2023 in accordance with Rule 15c3-3(k)(2)(ii).

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
DriveLoyalty, LLC

We have reviewed management's statements, included in the accompanying management report regarding exemption from Rule 15c3-3, in which (1) DriveLoyalty, LLC (a New Jersey Limited Liability Company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
March 28, 2024

Management Report Regarding Exemption from Rule 15c3-3

DriveLoyalty LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Donato J. Cuttone, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________

DriveLoyalty, LLC
Title: Chief Executive Officer
March 28, 2024

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
DriveLoyalty, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2023. Management of DriveLoyalty, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

Grant Thornton

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
March 28, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
DRIVELOYALTY LLC	8-70641

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 7,697.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 7,697.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	**a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 7,697.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 11.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2023 SIPC-6 or 6A		$ 0.00	
11	a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 0.00		
	d	Add lines 11a through 11c		$ 0.00	
12		**LESSER** of line 10 or 11d.			$ 0.00
13	a	Amount from line 8		$ 11.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 0.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 11.00
14		Interest (see instructions) for 25 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 11.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-70641	DEA: FINRA	2023	Dec

MEMBER NAME DRIVELOYALTY LLC
MAILING ADDRESS 28 LIBERTY ST 50TH FLR
NEW YORK, NY 10005

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

DRIVELOYALTY LLC	Matthew Sullivan
(Name of SIPC Member)	(Authorized Signatory)
3/26/2024	msullivan@drivewealth.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.